UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 4, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

Following the Registrant's Form 6-K dated September 18, 2011 regarding a claim notice and a request for a temporary injunction filed with the District Court of Haifa by Mr. Avraham Shekalim (the "Lawsuit") against the Registrant and its subsidiaries, Spring Health Solutions Ltd. ("Spring") and Spring-Set Health Solutions Ltd. ("Spring Set"),  the District Court in Haifa issued today a decision that incorporates the terms of a settlement among the parties and concludes the Lawsuit (the "Judgment").

Pursuant to the Judgment, among other things, Mr. Shekalim's shares in Spring Set will be converted into 73,148 ordinary shares of the Registrant (representing approximately 0.9% of the Registrant's ordinary shares following the issuance), in accordance with the terms of an agreement entered into between the Registrant, Spring Set and Mr. Shekalim in 2008 (the "Conversion"). The Conversion is subject to the approval of the Registrant's board of directors and other regulatory approvals. Following the Conversion, Mr. Shekalim will no longer be a member of the board of directors of Spring Set, and he will be entitled to receive information relating to sales of certain products and to receive quarterly and annual financial statements of Spring Set. The Judgment dismisses the Lawsuit subject to the satisfaction of the terms of the Judgment, and the parties have reserved their rights to seek monetary claims against each other.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer